NEWS RELEASE

TSX: ELD NYSE:EGO

Eldorado Gold Announces Renewal of Normal Course Issuer Bid

VANCOUVER - BC (June 7, 2016) – Eldorado Gold Corporation (“Eldorado” “the Company” or “We”) today announces that the Toronto Stock Exchange (the “TSX”) has accepted for filing the Company’s Notice in respect of a normal course issuer bid (the “NCIB”) to be transacted through the facilities of the TSX.

Pursuant to the NCIB, Eldorado may purchase up to 2,081,168 of its common shares (the “Shares”) representing approximately 0.30% of the total 716,587,134 Shares of the Company’s issued and outstanding as at June 3, 2016. Purchases will be made at prevailing market prices commencing June 13, 2016 and ending June 12, 2017. Pursuant to TSX policies, daily purchases will not exceed 874,637 Shares representing 25% of the average daily trading volume of 3,498,550 Shares subject to certain prescribed exemptions.

From May 27, 2015 and ending May 26, 2016, Eldorado did not purchase any Shares under its prior NCIB.

In 2011, the Company established a Restricted Share Unit Plan (“RSU Plan”) for the benefit of designated participants. Designated participants are employees or officers of the Company or a related entity of the Company as the Board may designate from time to time as eligible to participate in the RSU Plan. Under the RSU Plan, vested RSUs are redeemable for Shares, a cash payment equivalent to the value of a Share or a combination of cash or Shares. The RSU Plan provides that Shares available to satisfy such redemption will be acquired on the market. The NCIB is being conducted to acquire the Shares for the purposes of the RSU Plan.

Eldorado has appointed Computershare Trust Company of Canada as the Trustee for the purposes of arranging for the acquisition of the Shares and to hold the shares in trust for the purposes of the RSU Plan as well as deal with other administration matters. Through the trustee, GMP Securities LP (“GMP”) has been engaged to undertake purchases under the NCIB for the purposes of the RSU Plan. GMP is required to comply with the TSX NCIB rules in respect of the purchases of Shares as the Trustee is considered to be a non-independent trustee by the TSX for the purposes of the NCIB rules.

The Shares acquired will be held by the Trustee until the same are required to be transferred to designated participants under the terms of the RSU Plan to satisfy the Company’s obligations in respect of redemptions of vested RSUs held by such designated participants.

A copy of the Company’s Notice filed with the TSX may be obtained, by any shareholder without charge, by contacting Eldorado’s Corporate Secretary.

About Eldorado Gold

Eldorado is a leading low cost gold producer with mining, development and exploration operations in Turkey, China, Greece, Romania and Brazil. The Company’s success to date is based on a low cost strategy, a highly skilled and dedicated workforce, safe and responsible operations, and long-term partnerships with the communities where it operates. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company’s renewal of its Normal Course Issuer Bid (“NCIB”).

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. We have made certain assumptions about the forward-looking statements and information, including the ability to acquire Shares in the market through the NCIB and in compliance with regulatory requirements. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate. Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: the ability to acquire shares through the NCIB; gold price volatility; risks of not meeting production and cost targets; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment and operating in foreign countries; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2016.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com